FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                            BG Group press release

                                  May 13, 2003


BG Group and Marathon Oil sign a Letter of Understanding for Liquefied Natural Gas supply


BG Gas Marketing Ltd (BGML), a subsidiary of BG Group plc, announced today that it has signed a Letter of Understanding (LoU) with Marathon Offshore Alpha Limited, a wholly-owned subsidiary of Marathon Oil Corporation, for long-term Liquefied Natural Gas (LNG) supply to BGML.



The LoU envisages the supply of 3.4 million tonnes per annum (mtpa) for a period of 17 years beginning in 2007 from a proposed LNG project to be developed by Marathon and its partners on Bioko Island, Equatorial Guinea. Feedstock gas for the project would be sourced primarily from the Marathon-operated offshore Alba Field, in which it has a 65 per cent interest. Approval of the LNG project by the Government of Equatorial Guinea is pending.



A definitive LNG Sale and Purchase Agreement is expected to be concluded by year-end 2003.



Frank Chapman, Chief Executive, BG Group plc, said: "We are delighted to announce significant progress in our rapidly developing LNG strategy. The Lake Charles import terminal in Louisiana is the principal market for this LNG but this agreement provides total flexibility on the destination of the gas, enabling BG Group to take advantage of prevailing market conditions at import destinations around the world. This agreement represents a further major step in building up our portfolio of long-term competitively priced LNG."



Commenting on the announcement, Clarence P. Cazalot, Jr., Marathon President and CEO, said: "This agreement with BG Group marks the achievement of another important milestone in the commercialisation of the significant natural gas reserves in Equatorial Guinea. LNG from West Africa promises to play an increasingly important role in meeting the growing energy demands of the United States and we are pleased to be working with all our LNG project partners to help meet this need for clean, efficient energy. This project is one more example of how Marathon is executing its integrated gas strategy, which is aimed at linking the world's stranded natural gas resources with key demand centres for this premium energy source."



Domingo Mba Esono, the National Director of GEPetrol, commented: "GEPetrol is very pleased to be actively participating in this important development for Equatorial Guinea. This LNG project demonstrates international investor confidence in the political stability and economic progress of our country. GEPetrol has chosen to be an active partner and investor in the LNG project because we are confident it will bring commercial and social benefits to Equatorial Guinea."



Marathon signed the agreement on behalf of its LNG project partner, GEPetrol, Equatorial Guinea's State owned oil company.



There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the
   Company's annual report and accounts for the year ended 31 December 2002.



Enquiries



BG Group



Robin O'Kelly, Communications                           +44 (0) 118 929 3186
Chris Lloyd, Brian McCleery or Helen Parris             +44 (0) 118 929 3025
Investor Relations


Marathon


Paul Weeditz or Susan Richardson, Media                    713-296-3910/3915
Ken Matheny or Howard Thill, Investor Relations            713-296-4114/4140


GEPetrol


Domingo Mba Esono                                           (240) 9 67 69



Websites:                 www.BG-Group.com

                          www.MarathonOil.com



Notes to Editors



BG Group's LNG Business

BG Group is an international natural gas company with operations in some 20 countries across five continents. It operates four business segments including Liquefied Natural Gas, Exploration & Production, Transmission & Distribution and Power Generation.



As a pioneer of LNG transportation from Lake Charles, Louisiana to Canvey Island, England in 1959, BG continues to be at the forefront of LNG activity and is involved in seven developing projects across four continents.



Marathon and its partners in the Alba field are currently expanding their existing production facilities to increase gas production from 50,000 (22,000 net to Marathon) barrels of oil equivalent per day (boepd) to 90,000 (50,000 net to Marathon) boepd by the end of 2004. The Alba field offshore Equatorial Guinea and surrounding offshore areas hold significant proved and developed dry gas reserves, and this LNG project could provide the basis for a regional gas hub to develop stranded gas in this area.



GEPetrol was established in 2001 as the National Oil Company of Equatorial Guinea. GEPetrol has upstream interests through participation in petroleum contracts with foreign oil companies, including the Alba field, but this is its first venture into downstream business. GEPetrol operates as a commercial entity alongside the Ministry of Mines and Energy which is the State regulatory authority.



PR 10947


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 13 May, 2003                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary